MP MATERIALS CORP.

6720 VIA AUSTI PARKWAY, SUITE 450

LAS VEGAS, NEVADA 89119

September 2, 2022

Via EDGAR

Mr. Brian McAllister

Mr. Raj Rajan

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comment Letter dated August 29, 2022
Form 10-K for the year ended December 31, 2021
Filed February 28, 2022
File No. 001-39277

Dear Mr. McAllister and Mr. Rajan:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 29, 2022, to MP Materials Corp. regarding the above-captioned filing. In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with the Company’s response. Except where indicated otherwise, the terms “we,” “our,” and “Company” shall mean MP Materials Corp. and its consolidated subsidiaries.

Form 10-K for the fiscal year ended December 31, 2021

Non-GAAP Financial Measures

Adjusted Net Income (Loss), page 47

1.

We note that Adjusted net income (loss) includes an adjustment to eliminate the depletion expense associated with the step-up in fair value of the mineral rights recorded in connection with the SNR mineral rights acquisition. Please tell us how you determined that the depletion adjustment does not result in presenting a non-GAAP measure that substitutes an individually tailored measurement method for those of U.S. GAAP since it eliminates depletion expense associated with the mineral rights. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company’s Response: The Company respectfully acknowledges the Staff’s comment. As background, the Company computes Adjusted Net Income (Loss) by excluding certain expenses that are required in accordance with U.S. GAAP because they are non-recurring, non-cash, and/or not related to the Company’s underlying business performance. In particular, the periods presented include the effects of the November 2020 acquisition of Secure Natural Resources LLC (“SNR”), a related party to which the Company previously paid a mining royalty (the “SNR Mineral Rights Acquisition”). For clarity, prior to the SNR Mineral Rights Acquisition, the Company recognized an expense for the royalties paid to SNR for use of the mineral assets, and afterward recognizes a non-cash depletion expense due to outright ownership of the same mineral assets. As a result, the Company determined that it may be difficult for users of the financial statements to readily compare the Company’s performance between the periods presented without making certain adjustments. Therefore, the Company excluded both the royalty expense and depletion expense when calculating Adjusted Net Income (Loss) in order to provide a clearer understanding and enhance the comparability of the Company’s performance before and after the SNR Mineral Rights Acquisition.

The Company considered whether excluding depletion expense from GAAP net income resulted in presenting a non-GAAP measure that substitutes an individually tailored measurement method for those of U.S. GAAP, and concluded that the adjustment simply excluded an expense that was not reflective of the Company’s underlying business performance based on the same criteria used in identifying the other expenses that are excluded when computing Adjusted Net Income (Loss). Importantly, the exclusion did not change the measurement pattern of depletion expense, but rather fully excluded a non-cash expense related to acquired mineral rights that were not previously owned by the Company outright, and were instead subject to a related-party royalty agreement. Production, revenue and other costs were not affected by the SNR Mineral Rights Acquisition.

Nevertheless, the Company will revise future filings to exclude the adjustment for depletion expense when calculating Adjusted Net Income (Loss) for all periods presented in such filings.

Financial Statements

Note 8. Property, Plant, and Equipment, page 71

2.

The accounting policy at page 59 discloses that the depletion of mineral rights is recognized on a straight-line basis over the estimated remaining useful life of the mine. Please tell us how you concluded that the straight-line method is preferable and determined to be more systematic and rational manner of depletion of your mineral rights compared to the units-of-production method, as a process of equitably allocating the costs of mineral rights to the periods in the estimated economic life of the mine. Considering significant increase in production volumes during the periods presented, please include in your analysis the impact on depletion expense for the periods presented, from applying the straight-line method compared to units-of-production method of depletion to the periods subsequent to acquiring the mineral rights. Refer to ASC Subtopic 360-10-35.

Company’s Response: The Company respectfully acknowledges the Staff’s comment with respect to the Company’s accounting policy related to depletion of mineral rights. As Accounting Standards Codification (“ASC”) Topic 930, Extractive Activities – Mining, does not provide specific rules on the systematic depletion of mineral rights, the Company evaluated ASC Subtopic 360-10, Property, Plant, and Equipment–Overall, when setting its depletion accounting policy.

The Company’s objective in developing the depletion methodology was to distribute the cost of the mineral asset over its estimated useful life in a systematic and rational manner, intending to allocate the mineral right’s cost as equitably as possible to the periods during which the Company benefits from the use of the asset.

The Company considered alternatives for measuring depletion, including the units-of-production (“UoP”) method, and determined that the straight-line method of depletion captures the estimated economic costs of extracting the minerals of the Mountain Pass mine across its estimated useful life, and aligns with the benefit obtained from depletion of the asset. The Company’s mine plan establishes an estimated useful life, which is approximately 34 years as of December 31, 2021, and is currently constrained by a targeted maximum annual throughput of the Company’s downstream facilities. The mineral resource is mined to ensure consistent feed of ore to these facilities over the mine’s life. Ore-tons mined and consumed have historically been (since the Mountain Pass facility achieved commercial operations in July 2019) and are expected to be consistent period-to-period, and depletion calculated on a life-of-mine basis aligns with the consistency of the ore mined and consumed.

The stability in ore extraction since July 2019 aligns with future production estimates and is consistent with the Company’s operating plan and capital budgets, as well as its long-term forecast in the mine plan. The scheduled mine plan, which the Company uses for budgeting and forecasting and in discussions with the Company’s Board of Directors related to strategic decision making and allocation of resources, reflects an average 0.7% deviation in estimated annual ore depletion over the life-of-mine, versus the annualized depletion implied by the straight-line method–that is, the actual ore-tons consumed are expected to be consistently stable to align with the current throughput of the Company’s facilities.

The Company further informs the Staff that the significant increase in “production volumes” during the periods presented relate to volumes of finished products as measured in metric tons of contained rare earth oxides in concentrate, rather than ore-tons consumed. The increases in production volumes were driven by manufacturing efficiencies in the Company’s downstream beneficiation plant as a result of increased mineral recoveries and other improvements, despite relatively stable depletion of the mineral asset. Since the Mountain Pass facility reached commercial operations in July 2019, the ore-tons consumed increased at a compound annual growth rate of only 4.7% through 2021 (after annualizing the 2019 amount). The Company continues to believe that levels of ore depletion will remain stable going forward, regardless of the basis in which the UoP is measured.

In response to the Staff’s inquiry regarding the potential difference in depletion expense that would have been recognized had the Company utilized the UoP method instead of the straight-line method, the Company respectfully refers to the Exhibit A below, which illustrates that such differences would not be material for the periods presented. Consistent with the Staff’s request, the analysis focuses on the periods after November 17, 2020, the date of the SNR Mineral Rights Acquisition that resulted in the recording of an additional $434.7 million of mineral assets on the Company’s consolidated balance sheet. In addition, the Company analyzed the potential future differences in expected depletion expense between both methods for years after FY2021, and observed that the largest estimated difference in any full annual period would remain immaterial at approximately $1.3 million and would average approximately $0.2 million per year over the life-of-mine.

For clarity, the Company does not regularly compute UoP depletion for any purpose, and does not have a UoP accounting policy that defines how the Company’s depletion expense would be calculated under U.S. GAAP for such a comparison. Therefore, to estimate the historical depletion expense under a theoretical UoP methodology for the purposes of this analysis, the Company calculated depletion using an estimate of ore-tons consumed in each quarterly period in relation to the total proven and probable ore-tons (including those consumed) from the most recent proven and probable reserves statement, which is discussed in our Technical Report Summary with an effective date of September 30, 2021, included as Exhibit 96.1 to the Company’s Form 10-K for the year ended December 31, 2021, filed with the Commission on February 28, 2022. Furthermore, the consistency in minerology and grade at Mountain Pass suggests that the differences would remain immaterial across various bases for defining the UoP.

Exhibit A:

	Period from Nov. 17, 2020 to Dec. 31, 2020	FY2021
Depletion Expense
Recorded under Straight-Line Method	$1.9 million	$17.2 million
Estimated under UoP Method	$1.9 million	$14.8 million
Difference	—	$2.4 million	*

*

Amount reflects the largest estimated annual difference between the straight-line and UoP methods over the current estimated mine life due to the fact that the Company was ramping toward targeted maximum throughput in FY2021.

The difference in FY2021 represents 0.6% of the carrying amount of the mineral asset, which the Company believes is not material.

Finally, the Company has established processes and controls to regularly review its estimated remaining reserves, thereby incorporating regular updates to the useful life and/or updated depletion calculations supported by independent third-party analyses and modeling of the resource, thus resulting in any deviations from plan being promptly reflected through an updated life-of-mine and resulting depletion expense.

As a result, it remains the Company’s belief that the production profile of the mine will be stable throughout the mine’s life, and that recognizing depletion expense using the straight-line method remains an appropriate, systematic and rational basis for recognizing the economic cost of depletion of the mineral asset.

[signature page follows]

Please direct any questions regarding the foregoing to the undersigned at (702) 844-6111.

Sincerely,

/s/ Ryan Corbett
Ryan Corbett
Chief Financial Officer

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